# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Damon Inc., CIK 0002000640
CUSIP: 235750106
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 704 ALEXANDER STREET, VANCOUVER, British Columbia Canada (A1), V6A 1E3
Date of event which requires filing of this statement: 03/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001898473

## Reporting persons
- Bucktown Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 15,535,000; shared voting power 0; sole dispositive power 15,535,000; shared dispositive power 0; aggregate amount beneficially owned 15,535,000 (9.8% of the class)
  Comment: Based on 158,319,728 shares outstanding as of March 21, 2025.
- Fife Trading, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); sole voting power 15,535,000; shared voting power 0; sole dispositive power 15,535,000; shared dispositive power 0; aggregate amount beneficially owned 15,535,000 (9.8% of the class)
  Comment: Based on 158,319,728 shares outstanding as of March 21, 2025.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 15,535,000; shared voting power 0; sole dispositive power 15,535,000; shared dispositive power 0; aggregate amount beneficially owned 15,535,000 (9.8% of the class)
  Comment: Based on 158,319,728 shares outstanding as of March 21, 2025.

## Item 1. Issuer
Name of issuer: Damon Inc.
Address of issuer's principal executive offices: 704 ALEXANDER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6A 1E3

## Item 2. Person Filing
Name of person filing: This report is filed by Bucktown Capital LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of the Issuer's Common Stock that are directly beneficially owned by Bucktown Capital LLC. and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
303 East Wacker Drive, Suite 1040
Chicago, IL 60601
Citizenship:
Bucktown Capital, LLC is a Utah limited liability company.
Fife Trading, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 15,535,000
Percent of class: 9.81%
Sole power to vote or to direct the vote: 15,535,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,535,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bucktown Capital LLC: John Fife, President (03/21/2025)
- Fife Trading, Inc.: John Fife, President (03/21/2025)
- John M Fife: John Fife, John Fife (03/21/2025)